Exhibit 99.1

Contact: Robert Lentz

              (614) 439-6006

SCI Engineered Materials, Inc. Reports

2026 Third Quarter and Year-to-Date Results

COLUMBUS, Ohio (October 29, 2026) SCI Engineered Materials, Inc. (“SCI” or “Company”) (OTCQB: SCIA), today reported financial results for the three months and nine months ended September 30, 2026.

Jeremy Young, President and Chief Executive Officer, stated, “SCI’s third quarter financial results reflect overall progress in our business compared to the same period a year ago. We continue to implement the Company’s growth strategy, including investments in additional manufacturing capabilities and service offerings. These initiatives are contributing to increased market visibility and new customers.”

Mr. Young added, “We recently received and installed new spherical equipment which enhances our powder capabilities and complements the Company’s manufacturing footprint. Specific marketing strategies highlighting 3D printing and additive manufacturing capabilities include targeted customer contact, trade shows, and specific online marketing campaigns.”

Revenue

Revenue increased 52% to $8,056,414 for the three months ended September 30, 2026, from $5,289,116 for the same period last year. For the first nine months of 2026, revenue was $25,701,895 compared to $12,398,652, an increase of 107%. The increase in revenue for the third quarter 2026 and year-to-date periods was attributable to higher raw material input costs, product mix, and higher volume. Order backlog was

$7.7 million at September 30, 2026, compared to $5.8 million on the same date in 2025 and $7.9 million at June 30, 2026.

Gross profit

The Company’s third quarter of 2026 gross profit increased 27% to $1,689,682 compared to $1,331,145 the prior year. Gross profit for the three months ended September 30, 2026, benefited from higher revenue which was partially offset by increased raw material input costs and product mix. The gross profit margin for the three months ended September 30, 2026, was 21.0% compared to 25.2% in 2025.

Gross profit for the nine months ended September 30, 2026, increased 68% to $6,001,257 from $3,562,116 last year. Increased revenue for the 2026 year-to-date period was partially offset by higher raw material input costs, product mix, and volume compared to the same period in 2025. Gross profit margin was 23.3% for the first nine months of 2026 compared to 28.7% for the same period a year ago.

Operating expenses

Operating expenses were $688,839 for the three months ended September 30, 2026, versus $790,976 a year ago. The 2026 amount reflects recognition of $262,745 the Company recovered through its Smart Cyber insurance claim and associated reimbursed expenses. Third quarter 2026 operating expenses included increased Marketing and sales compensation and benefits, additional materials and supplies for Research and development, and higher General and administrative professional fees.

Operating expenses for the nine months ended September 30, 2026, were $3,112,024 versus $2,363,601 a year ago. The 2026 year-to-date operating expenses included $299,281 of fraud expense in addition to increased Marketing and sales compensation and benefits, increased materials and supplies for Research and development, and higher General and administrative professional fees compared to the same period in 2025.

Fraud expense

On February 10, 2026, the Company reported it was subjected to an imposter scam of $898,325 executed in conjunction with bank fraud. As of September 30, 2026, the Company recovered $599,044, including $262,745 of funds received during the third quarter of 2026 related to the Company’s Smart Cyber insurance claim and reimbursement of related expenses. Fraud expense for the nine months ended September 30, 2026, was $299,281.

Interest income

Interest income was $114,606 for the three months ended September 30, 2026, compared to $119,959 a year ago. For the first nine months of 2026, interest income was $334,051 versus $333,769 for the same period last year. Lower interest rates affected both periods in 2026 compared to the prior year.

Income taxes

Income tax expense increased 69% for the third quarter of 2026 to $253,137 from $149,849 last year. For the 2026 year-to-date period, income tax expense was $728,434 versus $347,829 the same period a year ago. The effective tax rate was 22.7% for the three months ended September 30, 2026, and 2025, respectively, and was 22.6% for the first nine months of 2026 compared to 22.7% in 2025. The Company’s deferred tax liability was $615,244 at September 30, 2026, compared to $389,572 at December 31, 2025.

Net income

Net income increased 69% to $862,312, or $0.19 per share, for the third quarter of 2026 from $510,279, or $0.11 per share, the prior year. For the first nine months of 2026, net income increased 111% to $2,494,850, or $0.56 per share, versus $1,184,455, or $0.26 per share, last year. Both periods in 2026 benefited from higher gross profit versus the comparable periods in 2025. The number of weighted average shares outstanding were approximately 3% below the comparable three- and nine-month periods in 2025 due to the Company’s share repurchase program initiated in December 2025.

Cash and cash equivalents and Investments in marketable securities

Total cash and cash equivalents were $11,041,812 at September 30, 2026, which was 39% higher than the 2025 year-end amount of $7,939,000. Investments in marketable securities were $3,368,813 at September 30, 2026, compared to $3,367,125 at December 31, 2025.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications and works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at  www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc https://www.facebook.com/sciengineeredmaterials/

https://x.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2025. One or more of these factors has affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the Company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

CONDENSED BALANCE SHEETS

	September 30	September 30
	2026	2025
ASSETS	(UNAUDITED)
Current Assets
Cash and cash equivalents	$11,041,812	$7,939,000
Investments - marketable securities, short term	799,813	298,125
Accounts receivable, less allowance for doubtful accounts	1,206,926	720,364
Inventories	3,777,866	1,091,471
Prepaid purchase orders and expenses	708,691	196,491
Total current assets	17,535,108	10,245,451

Property and Equipment, at cost
Machinery and equipment	10,196,909	9,314,408
Furniture and fixtures	180,364	180,364
Leasehold improvements	737,351	732,711
Construction in progress	439,583	627,503
Property and Equipment, at cost	11,554,207	10,854,986
Less accumulated depreciation and amortization	(8,112,188)	(8,020,249)
Property and equipment, net	3,442,019	2,834,737

Other Assets
Investments, net - marketable securities, long term	2,569,000	3,069,000
Right of use asset, net	905,523	1,061,709
Other assets	57,759	61,461
Total other assets	3,532,282	4,192,170
TOTAL ASSETS	$24,509,409	$17,272,358

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Operating lease, short term	$241,835	$212,561
Accounts payable	2,125,790	245,523
Customer deposits	3,564,512	829,158
Accrued expenses	805,968	568,503
Total current liabilities	6,738,105	1,855,745

Deferred tax liability	615,244	389,572
Operating lease, long term	663,688	849,148
Total liabilities	8,017,037	3,094,465

Total shareholders' equity	16,492,372	14,177,893
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$24,509,409	$17,272,358

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF INCOME

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(UNAUDITED)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2026	2025	2026	2025

Revenue	$8,056,414	$5,289,116	$25,701,895	$12,398,652
Cost of revenue	6,366,732	3,957,971	19,700,638	8,836,536
Gross profit	1,689,682	1,331,145	6,001,257	3,562,116
General and administrative expense	589,539	523,408	1,743,672	1,620,770
Fraud expense	(262,745)	—	299,281	—
Research and development expense	134,028	111,250	424,071	320,891
Marketing and sales expense	228,017	156,318	645,000	421,940
Income from operations	1,000,842	540,169	2,889,233	1,198,515
Interest income, net	114,606	119,959	334,051	333,769
Income before provision for income taxes	1,115,449	660,128	3,223,284	1,532,284
Income tax expense	253,137	149,849	728,434	347,829
NET INCOME	$862,312	$510,279	$2,494,850	$1,184,455
Earnings per share - basic and diluted
Income per common share
Basic	$0.19	$0.11	$0.56	$0.26
Diluted	$0.19	$0.11	$0.56	$0.26
Weighted average shares outstanding
Basic	4,450,003	4,578,979	4,456,670	4,573,970
Diluted	4,450,003	4,583,142	4,456,670	4,578,226

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(UNAUDITED)

	NINE MONTHS ENDED SEPTEMBER 30,
	2026	2025
CASH PROVIDED BY (USED IN):
Operating activities	$4,355,516	$3,683,895
Investing activities	(985,204)	(959,038)
Financing activities	(267,500)	—
NET INCREASE IN CASH	3,102,812	2,724,857

CASH - Beginning of period	7,939,000	6,753,403

CASH - End of period	$11,041,812	$9,478,260